Exhibit 99.1

Sun Life Reports Results of Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R and Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR

TORONTO, Sept. 20, 2021 /CNW/ - Sun Life Financial Inc., today announced that 525,503 of its 6,919,928 Class A Non-cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") have been elected for conversion on September 30, 2021, on a one-for-one basis, into Class A Non-cumulative Floating Rate Preferred Shares Series 11QR (the "Series 11QR Shares"), and 444,247 of its 1,080,072 Series 11QR Shares have been elected for conversion on September 30, 2021 on a one-for-one basis, into Series 10R Shares. Consequently, on September 30, 2021, Sun Life will have 6,838,672 Series 10R Shares and 1,161,328 Series 11QR Shares issued and outstanding. The Series 10R Shares and Series 11QR Shares will be listed on the Toronto Stock Exchange under the symbols SLF.PR.H and SLF.PR.K, respectively.

Subject to regulatory approval, Sun Life may redeem all or any part of the outstanding Series 10R Shares, at Sun Life's option, by the payment of an amount in cash for each share so redeemed of $25.00, together with all declared and unpaid dividends to the date fixed for redemption, on September 30, 2026 and on the 30th of September in every fifth year thereafter. Subject to regulatory approval, Sun Life may redeem all or any part of the then outstanding Series 11QR Shares, at Sun Life's option, by the payment of an amount in cash for each share so redeemed of (i) $25.00, together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on September 30, 2026 and on September 30 every five years thereafter, or (ii) $25.50, together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date.

The Series 10R Shares and the Series 11QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of $1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Irene Poon
Manager
Corporate Communications
T. 416-988-0542
irene.poon@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T. 416-979-6496
investor_relations@sunlife.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/sun-life-reports-results-of-conversion-privilege-of-class-a-non-cumulative-rate-reset-preferred-shares-series-10r-and-class-a-non-cumulative-floating-rate-preferred-shares-series-11qr-301380824.html

SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2021/20/c4146.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 20-SEP-21